| Form 1 Page 1 Execution Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY): | OFFICIAL USE ONLY |

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: _ISE Gemini, LLC_

2. Provide the applicant's primary street address (Do not use a P.O. Box): _60 Broad Street,_
   26th Floor   New York, NY 10004

3. Provide the applicant's mailing address (if different): _____

15020113

4. Provide the applicant's business telephone and facsimile number:
   _212 943-2400_   _212-509-3955_
   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
   Ronan Cahill   Senior Legal and Regulatory Associate   212-897-8152
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Michael Simon
   60 Broad Street
   New York, NY 10004

7. Provide the date applicant's fiscal year ends: _December 31, 2014_

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☑ Limited Liability Company   ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): _05/30/2012_ (b) State/Country of formation: _Delaware_
   (c) Statute under which applicant was organized: _Delaware LLC Act 6 Del C section 18-101_

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete. _ISE Gemini, LLC_

Date: _12/31/14_
(MM/DD/YY)
By: _(signature)_   _Ronan Cahill_ (Name of applicant) _Legal Associate_
   (Signature)   (Printed Name and Title) _Samir Patel_

Subscribed and sworn before me this _31st_ day of _December_, _2014_ by _____
                                            (Month)   (Year)   (Notary Public)
My Commission expires _7/10/18_ County of _Nassau_ State of _New York_

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

SAMIR PATEL
Notary Public - State of New York
NO. 02PA6140273
Qualified in Nassau County
My Commission Expires _7/10/18_

4



December 31, 2014

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: ISE Gemini, LLC
       SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Grobbel:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the ISE Gemini, LLC's ("ISE Gemini") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE Gemini issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE Gemini's website:

Options

New Listings:
        http://ise.com/newlistings
Delistings:
        http://ise.com/delistings
Expiration Notices:
        http://ise.com/expirationnotices
Series Additions/Deletions:
        http://ise.com/serieslist
Market Information Circulars:
        http://ise.com/mics

Index Options

Recent Index Changes:
        http://ise.com/newlistings

Index Settlement Values:
        http://www.ise.com/options/products-traded/index-settlement-values

Legal & Regulatory

Regulatory Information Circulars:
    http://www.ise.com/rics
Rules:
    http://www.ise.com/rules

Marketing Material

Press Releases:

    http://www.ise.com/press-room/press-releases/
Publications:
    http://www.ise.com/publications

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,

Ronan Cahill
Senior Legal & Regulatory Associate

Exhibit M

Approved Members:

SG Americas Securities, LLC
245 Park Avenue.
New York, NY 10167
Contact: Brandon Margues (212) 278-6885
Electronic Access Member
Electronic Access Member



Xpress ®

ISE ud-d



To: Grobbel, Christoph

Department: HQ/TM

Phone: 202.551.5491

Route: HQ-7a

Mail Stop: 7010

Building: SP1

From: (212) 897-8152
Ronan Cahill

60 Broad Street

New York, NY 10004

Origin ID: SXYA

FedEx Express



J142214092303uv

Ship Date: 31DEC14
ActWgt: 1.0 LB
CAD: 101219647/INET3550

Delivery Address Bar Code

BILL SENDER

Ref #
Invoice #
PO #
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SHIP TO: (202) 551-5658

Chris Grobbel
US Securities & Exchange Commision
Office of Market Supervision
100 F Street NE, Mail Stop 6628
Washington, DC 20549

Package Type:

Sender Name:

1001899974670002054900077243374
7708
1/5/2015 9:30:06 AM

FRI - 02 JAN 10:30A

PRIORITY OVERNIGHT

TRK# 7724 3374 7708
0201

XC YKNA

20549
DC-US

IAD



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